Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the monthly dividend payment for March 2018 in the amount of R$ 0.015 per share, shall be paid out on April 2, 2018, without retention of withholding tax at source, based on the shareholding position of February 28, 2017.

Pursuant to our Stockholder Remuneration Policy (Dividends and Interest on Capital), available from the Investor Relations site, the monthly payment is made in anticipation of the amount to be distributed following the finalization of the annual Balance Sheet.

São Paulo (SP), February 20, 2018.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer